Exhibit 99.1

Press Release


                 ADVANCED LIGHTING TECHNOLOGIES ACQUIRES EQUITY
                POSITION, STRATEGIC PARTNERSHIP WITH FIBERSTARS



FREMONT, CA, August 1 - Fiberstars, Inc. (FBST:Nasdaq) announced today that Advanced Lighting Technologies, Inc. (ADLT:Nasdaq) has acquired an equity position in Fiberstars to create a strategic partnership which will develop and market next generation fiber optic lighting systems.

         Advanced Lighting Technologies acquired the Fiberstars shares formerly held by Pacific Technology Partners, a venture capital fund that is in the process of dissolving. These shares represent approximately 18% of Fiberstars shares outstanding. Wayne Hellman, Chairman and CEO of Advanced Lighting Technologies, will join the Fiberstars Board of Directors.

         "Fiber optic lighting is a developing market. Current products are aimed at niche segments," said Advanced Lighting Technologies' Wayne Hellman. "Next generation systems will be designed to compete in the general lighting market, which offers much greater volume potential. ADLT demonstrated a prototype of a new technology fiber optic illuminator at the Light Fair trade show in New York this year. We look forward to working with Fiberstars to further develop and market new high performance systems."

         Fiberstars President, CEO David Ruckert noted, "Advanced Lighting Technologies has superior metal halide lamp technology. The opportunity to design lamps and power supplies expressly for fiber optic lighting systems has the potential to deliver a significant increase in the performance of Fiberstars products at pricing which is roughly competitive to conventional electric lighting products."

         Fiberstars also has a fiber technology partnership with Mitsubishi, the world's leading plastic optical fiber manufacturer. Mitsubishi took a minority equity position (3.6%) in Fiberstars in 1995.

         Advanced Lighting Technologies is an innovation-driven designer, manufacturer and marketer of metal halide lighting products. The Company has operations and affiliates in North America, Europe, the Pacific Rim and Australia.


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ADVANCED LIGHTING TECH., FIBERSTARS...2



         Fiberstars is the world's leading supplier of fiber optic lighting systems. The Company develops and manufactures products for commercial lighting, pool & spa and medical markets.

         Forward going statements in this release are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act. of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, but not limited to, the potential expansion of the market for fiber optic lighting, and the ability of cooperative efforts between Fiberstars and Advanced Lighting Technologies to develop products which are successful in the market. Actual results may differ materially from the results predicted. For more information about potential factors which could affect Fiberstars financial results, please refer to the Fiberstars Annual Report on Form 10-KSB for the year ended December 31, 1996, and the Fiberstars Quarterly Report on Form 10-QSB for the period March 31, 1997, which are on file with the Securities and Exchange Commission.

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